Wefunder Revenue Share

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is ris example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue p

Please enter inputs in the orange cells

Company name	Bao Bros. Bistro
Total target loan amount	$150,000
Multiple for investors	1.50
% of revenues	10%
Early Bird terms?	Yes
Early Bird loan amount	$50,000
Early Bird multiple for investors	1.60
Year of disbursal	2020
Quarter of disbursal	Q3
Grace period quarters	2
Quarter repaid	Q4, 2023
Years to repay	3.50

Non Early Bird loan amount	$100,000
Non Early Bird repayment amount	$150,000
Early Bird loan amount	$50,000
Early Bird repayment amount	$80,000
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$150,000
Total repayment amount	$230,000

Quarter	Year
Q3, 2020	2020
Q4, 2020	2020
Q1, 2021	2021
Q2, 2021	2021
Q3, 2021	2021
Q4, 2021	2021
Q1, 2022	2022
Q2, 2022	2022
Q3, 2022	2022
Q4, 2022	2022
Q1, 2023	2023
Q2, 2023	2023
Q3, 2023	2023
Q4, 2023	2023

ky. The company may not achieve these revenue numbers for a number of reasons (for rojections in column H to see how the repayment schedule would be affected.

Possible revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
$136,612	$0	$0	$230,000
$143,443	$0	$0	$230,000
$150,615	$15,061	$15,061	$214,939
$158,145	$15,815	$30,876	$199,124
$166,053	$16,605	$47,481	$182,519
$174,355	$17,436	$64,917	$165,083
$183,073	$18,307	$83,224	$146,776
$192,227	$19,223	$102,447	$127,553
$201,838	$20,184	$122,631	$107,369
$211,930	$21,193	$143,824	$86,176
$222,527	$22,253	$166,076	$63,924
$233,653	$23,365	$189,442	$40,558
$245,336	$24,534	$213,975	$16,025
$257,602	$25,760	$230,000	$0



Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2020	$280,055	$0	$0	$230,000
2021	$649,168	$64,917	$64,917	$165,083
2022	$789,068	$78,907	$143,824	$86,176
2023	$959,117	$95,912	$230,000	$0



